Exhibit 99.1

Hi everyone,

My Name is Nathan Krasnick and I work on the operations team here at Masterworks.

I am happy to share with you a new offering on the Masterworks platform, a painting by the late German artist, Gunther Förg.

In the wake of the painter’s 2018 retrospective “Gunther Förg: A Fragile Beauty,” prices for the artist’s work have steadily increased and between December 2021 and January 2022, a solo exhibition of the artist’s work was mounted by Hauser & Wirth in Gstaad and Los Angeles.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 175 examples of Förg’s work from around the world, many of which are priced in excess of $1 million. Of these examples, this is the seventh we have selected to be offered on the Masterworks platform.

The untitled Offering was completed by Förg in 2008 and belongs to the artist’s “Spot Paintings,” his last major body of work. This large-scale example from this series features expressive, dynamic marks and swaths of color set against a neutral background.

The “Spot Paintings” are among Günther Förg’s most celebrated and commercial works and as of January 2023, account for six of the artist’s top ten auction records. Examples similar to the Painting in scale and composition have recently sold at auction in excess of $800,000 and include: “Untitled” (2009), which sold for just under $1 million at Sotheby’s, New York in September 2022, and “Untitled” (2007), which sold for over $800,000 at Christie’s, London in March 2022.

Between November 2010 to September 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 27.8%.